CONSENT OF STIFEL NICOLAUS CANADA INC.

The undersigned hereby consents to the reference of the undersigned's name included or incorporated by reference in the Registration Statement on Form 40-F (the "Form 40-F") being filed by Mako Mining Corp. (the "Company") with the United States Securities and Exchange Commission, and any amendments thereto, in connection with the Notice of Meeting of Special Meeting and Management Information Circular of the Company dated December 23, 2025 (the "Circular"), which includes reference to Stifel Nicolaus Canada Inc. ("Stifel") in connection with the Fairness Opinion of Stifel dated November 25, 2025.

The undersigned further consents to the filing of the fairness opinion and the related description in the Circular with the Form 40-F.

/s/ STIFEL NICOLAUS CANADA INC.